2 Row Brewing LLC (the "Company") a Utah Company

Financial Statements

For the fiscal year ended December 31, 2023 and 2024

2 Row Brewing LLC.

Balance Sheet

As of December 31, 2024

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	**$33,845.48**
Accounts Receivable	
Accounts Receivable	12,795.98
Total Accounts Receivable	**$12,795.98**
Other Current Assets	
Cash Clearing	7,305.40
Credit Card Clearing	509.46
Employee Cash Advances	300.00
Inventory	59,230.76
Inventory Asset	0.00
Other Current Assets	0.00
Telephone	0.00
Uncategorized Asset- Bottles	20,245.01
Undeposited Funds	30,616.92
Total Other Current Assets	**$118,207.55**
Total Current Assets	**$164,849.01**
Fixed Assets	
2023 Equipment	180,697.80
2024 Equipment	1,499.35
Accumulated Depreciation	-534,909.94
Brewing Equipment	267,812.09
2018 Equipment	
Original cost	89,577.30
Total 2018 Equipment	**89,577.30**
2019 Equipment	39,099.51
Total Brewing Equipment	**396,488.90**
Fixed Asset Clearing	0.00
Furniture & Fixtures	13,797.09
Keg Inventory	7,893.76
Leasehold Improvements	19,944.04
Leasehold Improvements 2023	159,134.29
Total Leasehold Improvements	**179,078.33**
Machinery & Equipment	851.43
Start Up Costs	45,478.41
Vehicles	26,725.39
Total Fixed Assets	**$317,600.52**

2 Row Brewing LLC.

Balance Sheet

As of December 31, 2024

	TOTAL
Other Assets	
Brewery Rent Deposits	15,440.75
Total Other Assets	**$15,440.75**
TOTAL ASSETS	**$497,890.28**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	-231.66
Total Accounts Payable	**$ -231.66**
Credit Cards	
2 Row Brewing Card	35,573.67
American Express Business	155.00
Citi Double Cash Card	17,049.36
Spark Business	5,583.64
Total Credit Cards	**$58,361.67**
Other Current Liabilities	
Direct Deposit Payable	-200.00
Gift Card Liability	5,594.79
Keg Deposits	7,500.60
Payroll Liabilities	**21,843.48**
Repayment	**700.00**
Sales Tax Payable	**32,231.41**
Tips Payable	7,630.04
Total Other Current Liabilities	**$75,300.32**
Total Current Liabilities	**$133,430.33**
Long-Term Liabilities	**$812,104.79**
Total Liabilities	**$945,535.12**
Equity	
Opening Balance Equity	16,461.98
Owner's Equity	**443,460.14**
Retained Earnings	-809,693.39
Net Income	-97,873.57
Total Equity	**$ -447,644.84**
TOTAL LIABILITIES AND EQUITY	**$497,890.28**

2 Row Brewing LLC.

Balance Sheet

As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	**$104,233.68**
Accounts Receivable	
Accounts Receivable	5,925.10
Total Accounts Receivable	**$5,925.10**
Other Current Assets	**$ -138,075.87**
Total Current Assets	**$ -27,917.09**
Fixed Assets	**$376,988.51**
Other Assets	
Brewery Rent Deposits	15,440.75
Total Other Assets	**$15,440.75**
TOTAL ASSETS	**$364,512.17**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	**$104,041.28**
Long-Term Liabilities	**$658,697.98**
Total Liabilities	**$762,739.26**
Equity	
Opening Balance Equity	16,461.98
Owner's Equity	153,131.43
Friends and Family Round	152,500.00
Wefunder Raise	137,828.71
Total Owner's Equity	**443,460.14**
Retained Earnings	-475,263.39
Net Income	-382,885.82
Total Equity	**$ -398,227.09**
TOTAL LIABILITIES AND EQUITY	**$364,512.17**

2 Row Brewing LLC.

Profit and Loss

January - December 2024

	TOTAL
Income	$1,599,241.71
Cost of Goods Sold	$351,806.80
GROSS PROFIT	**$1,247,434.91**
Expenses	$1,313,727.70
NET OPERATING INCOME	**$ -66,292.79**
Other Income	$48,229.07
Other Expenses	$79,809.85
NET OTHER INCOME	**$ -31,580.78**
NET INCOME	**$ -97,873.57**

2 Row Brewing LLC.

Profit and Loss

January - December 2023

	TOTAL
Income	**$563,480.31**
Cost of Goods Sold	**$176,738.32**
GROSS PROFIT	**$386,741.99**
Expenses	**$715,138.96**
NET OPERATING INCOME	**$ -328,396.97**
Other Income	**$5,505.21**
Other Expenses	
Depreciation	59,984.03
Reconciliation Discrepancies	10.03
Total Other Expenses	**$59,994.06**
NET OTHER INCOME	**$ -54,488.85**
NET INCOME	**$ -382,885.82**

2 Row Brewing LLC.

Statement of Cash Flows

January - December 2024

	TOTAL
OPERATING ACTIVITIES	
Net Income	-97,873.57
Adjustments to reconcile Net Income to Net Cash provided by operations:	**22,090.46**
Net cash provided by operating activities	**$ -75,783.11**
INVESTING ACTIVITIES	**$ -20,348.63**
FINANCING ACTIVITIES	**$201,862.63**
NET CASH INCREASE FOR PERIOD	**$105,730.89**
Cash at beginning of period	-41,268.49
CASH AT END OF PERIOD	**$64,462.40**

2 Row Brewing LLC.

Statement of Cash Flows

January - December 2023

	TOTAL
OPERATING ACTIVITIES	**$ -171,535.56**
INVESTING ACTIVITIES	**$ -290,519.55**
FINANCING ACTIVITIES	**$169,096.17**
NET CASH INCREASE FOR PERIOD	**$ -292,958.94**
Cash at beginning of period	251,690.45
CASH AT END OF PERIOD	**$ -41,268.49**

<p style="text-align:center">2 Row Brewing LLC
Statement of Changes in Equity</p>

Accounts	2024 Amount ($)	2023 Amount ($)
Opening Balance Equity	16,461.98	16,461.98
Owner's Equity	443,460.14	443,460.14
Friends and Family Round	—	152,500.00
Wefunder Raise	—	137,828.71
Retained Earnings	(809,693.39)	(475,263.39)
Net Income (Loss)	(97,873.57)	(382,885.82)
Total Equity	**(447,644.84)**	**(398,227.09)**

2 Row Brewing LLC
Notes to the Financial Statements
For the fiscal year ended December 31, 2023 and 2024
$USD

1. ORGANIZATION AND PURPOSE

2 Row Brewing LLC (the "Company") is a company organized on May 15, 2014 under the laws of Utah.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.